UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER:  000-12950

(Check one):   |_| Form 10-K    |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q   |_| Form N-SAR   |_| Form N-CSR

For Period Ended: 12/31/03
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
|_| For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above; identify the Items) to which the notification relates PART I — REGISTRANT INFORMATION

PART I — REGISTRANT INFORMATION

ALLIANCE PHARMACEUTICAL CORP.
Full Name of Registrant

Former Name if Applicable

6175 Lusk Blvd.
Address of Principal Executive Office (Street and Number)

San Diego, CA 92121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Company’s independent auditor is unable to complete its review of the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended December 31, 2003 by February 17, 2004.

(Attach extra Sheets if Needed)

Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

        (1)        Name and telephone number of person to contact in regard to this notification.

Duane J. Roth	(858) 410-5326
(Name)	(Area Code)(Telephone Number)

        (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X| Yes or |_| No

        (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes or |_| No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See EXHIBIT 1

ALLIANCE PHARMACEUTICAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	2/13/04	By	/s/ Duane J. Roth

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

EXHIBIT 1

        For the three months ended December 31, 2003, the Company expects to report a gain on the disposition of assets of approximately $513,000 resulting from payments received and settlements made with various vendors and creditors during the period in connection with the sale of a business unit on June 18, 2003.

        The Company expects to report revenue of approximately $47,000 for the three months ended December 31, 2003, compared to revenue of approximately $10,000 for the three months ended December 31, 2002. This increase is attributable to an increase in royalty revenue.

        The Company expects to report research and development expenses of approximately $209,000 for the three months ended December 31, 2003, compared to research and development expenses of approximately $4.0 million for the three months ended December 31, 2002. This decrease is primarily due to the downsizing, consolidation of facilities and no manufacturing, all of which are connected with the sale of a business unit on June 18, 2003, as well as to decreases related to the Company’s other research and development activities.

        The Company expects to report general and administrative expenses of approximately $243,000 for the three months ended December 31, 2003, compared to general and administrative expenses of approximately $1.9 million for the three months ended December 31, 2002. This decrease is attributable to no marketing activities costs, as well as to decreases in other expenses due to the downsizing and consolidation of facilities in connection with the sale of a business unit on June 18, 2003.

        The Company expects to report net earnings from operations of approximately $44,000 for the three months ended December 31, 2003, compared to a loss from operations of $7.7 million for the three months ended December 31, 2002. The gain is attributable to the sale of a business unit on June 18, 2003.

        The Company expects to report net earnings per share of $0.00 for the three months ended December31, 2003, compared to a net loss per share of $(0.41) for the three months ended December 31, 2002. This change is primarily due to the sale of a business unit on June 18, 2003.